EXHIBIT 6: IDENTIFICATION OF CONFLICTS OF INTEREST RELATING TO THE ISSUANCE OF CREDIT RATINGS

HR Ratings maintains written policies, procedures, and controls to identify, eliminate, manage, handle, and disclose, as appropriate, any actual or potential conflicts of interest that may influence the rating process.

The following is a list of actual or potential conflicts of interest relating to the issuance of credit ratings that HR Ratings identifies, manages, and handles through written policies and procedures.

(1) Being paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

(2) Being paid by obligors to determine credit ratings of the obligors.

(3) Being paid by investors to determine a credit rating with respect to securities or money market instruments, where their investments transactions could be favorably or adversely impacted by the credit rating issued by the Nationally Recognized Statistical Rating Organization.

(4) Allowing persons within the Nationally Recognized Statistical Ratings Organization to directly own securities or money market instruments of, or having other direct ownership interests in, issuers or obligors subject to a credit rating determined by the Nationally Recognized Statistical Rating Organization.

(5) Allowing persons within the Nationally Recognized Statistical Ratings Organization to (i) receive a loan, credit, good, interest rate or service, from issuers or obligors subject to a credit rating determined by the Nationally Recognized Statistical Rating Organization, on more favorable conditions than those of the market or (ii) to enter into any other business relationship with said persons on more favorable conditions than those of the market.

(6) When the director of analysis or the analyst, in the 12 months prior to the start of the rating process, has served as board member, management, or employee of the entity or issuer to be rated, or at any entity member of the same business group as the entity or issuer to be rated, or has had any business dealings that could create a conflict of interest with said entities or issuers.

(7) The spouse, partner, or any blood relative to the second degree of the director of analysis or the analyst, holds any management or senior management position in the entity or issuer to be rated. The familiar relationship to the second degree includes the parents, children, grandparents, siblings, and grandchildren of the employee.

(8) A directive from the analysis team or analyst terminates their employment with HR Ratings and takes a position within the 12 months after the termination date with an issuer or entity rated by the credit rating agency, when the analyst has participated in the rating process as part of the analysis team or as a supervisor of an analyst that participates in any manner in the rating process, or when the analyst takes a position with a structuring agent for a security, instrument or operation in whose ratings process such person has participated.

(9) Being paid for services in addition to determining credit ratings by issuers, underwriters, investors, or obligors that have paid HR Ratings to determine a credit rating.